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[LOGO]                                NEWS
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                                                TIMES MIRROR
                                                Times Mirror Square
                                                Los Angeles, CA 90053

For Immediate Release



                 Times Mirror Announces Preliminary Results of
                           Dutch Auction Tender Offer



         LOS ANGELES, CALIFORNIA, December 28, 1995 -- Times Mirror announced today that based on a preliminary count by the depositary for its Dutch Auction tender offer, the Company expects to purchase approximately 3,475,000 shares of its Conversion Preferred Stock, Series B, par value $1.00 per share ("Series B Preferred Stock"), from its shareholders at a price of $26.125 per share in accordance with the terms of the offer. The tender offer expired at 12:00 midnight (Eastern time) on December 27, 1995.

         Under the terms of the tender offer, which commenced on November 29, 1995, the Company had offered to purchase for cash up to 3,250,000 shares, or 29 percent, of its issued and outstanding Series B Preferred Stock at a price not greater than $26.50 nor less than $25.00 per share, net to the seller in cash, without interest thereon. Because more than 3,250,000 shares were tendered, the Company elected to increase the number of shares that it will accept for purchase to approximately 3,475,000, the maximum permitted without requiring an extension of the offer. Since the total number of shares tendered at or below a purchase price of $26.125 per share exceeded the increased maximum, the number of shares actually purchased from each tendering stockholder will be prorated based on the proration method described in the Company's Offer to Purchase. The preliminary proration factor is approximately
98.65 percent. The exact number of shares to be purchased and the final proration factor will be determined upon final review of the validity of all tender documentation, which is expected to be completed in approximately one week.
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         On November 28, 1995, the last full New York Stock Exchange trading day prior to the commencement of the tender offer, the closing price of the Series B Preferred Stock was $24.625. The closing price of the Series B Preferred Stock on December 27, 1995, the last full New York Stock Exchange trading day prior to the expiration of the tender offer, was $26.125. Series B Preferred Stock pays an annual dividend of $1.374 per share. Initially, 16,561,178 shares of Series B Preferred Stock were issued in an exchange offer completed in March 1995. As of November 27, 1995, the Company had repurchased approximately 5,304,000 shares of Series B Preferred Stock. The shares to be purchased in the tender offer represent approximately 31 percent of the 11,257,177 shares outstanding immediately prior to the commencement of the offer. After the purchase of the shares pursuant to the offer, the Company will have approximately 7,782,000 shares of Series B Preferred Stock outstanding. While the Company's common stock repurchase program is continuing, the Company does not currently plan any further market repurchases of Series B Preferred Stock in the near term.

         Payment for shares properly tendered and accepted will be made as promptly as practicable, and, in the case of shares tendered by guaranteed delivery procedures, promptly after timely delivery of shares and required documentation. The funds necessary to purchase the shares tendered will come from cash derived primarily from the merger of the Company's cable television operations, completed in the first quarter of 1995, as well as from cash generated by its operating activities.

         This transaction will reduce the Company's earnings applicable to common shareholders in the fourth quarter of 1995 by approximately $17,375,000 (16 cents per share), reflecting the cash paid in excess of the liquidation value of approximately $21.13 per share of Series B Preferred Stock. However, earnings applicable to common shareholders will be improved from the first quarter of 1995 through the first quarter of 1998 (at which time the balance of the Series B Preferred Stock automatically converts to Series A Common Stock) because Times Mirror will no longer have to pay dividends on the shares of Series B Preferred Stock repurchased pursuant to the offer. However, this improvement will be moderated due to the use of corporate funds to complete the purchase.

         Goldman, Sachs & Co. acted as the dealer managers for the tender offer.
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         Times Mirror (TMC--New York and Pacific stock exchanges), a Los
Angeles-based information company, publishes the Los Angeles Times, Newsday and other newspapers; a wide array of books, information and educational products for professional markets; and national and trade magazines.


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Press Information:                                 Investor Information:
Martha Goldstein                                   Jean Jarvis
(213) 237-3727                                     (213) 237-3935